Exhibit 99.3

EXECUTION VERSION

series I preferred stock EXCHANGE AGREEMENT

This SERIES I PREFERRED STOCK EXCHANGE AGREEMENT (this “Agreement”) is entered into as of February 25, 2016, by and among Rouse Properties, Inc., a Delaware corporation (the “Company”), and the parties listed on Exhibit A hereto (each, a “Stockholder” and collectively, the “Stockholders”). Capitalized terms used but not defined herein shall have the meaning ascribed to such terms in the Merger Agreement (as defined below).

WHEREAS, the Stockholders are collectively the owners of 19,387,625 shares of common stock of the Company, par value $0.01 (the “Contributed Shares”) as set forth on Exhibit A hereto;

WHEREAS, concurrently with the execution of this Agreement, the Company has entered into an Agreement and Plan of Merger with BSREP II Retail Pooling LLC (“Parent”), BSREP II Retail Holdings Corp. (“Acquisition Sub”) and, solely for purposes of Section 10.14 therein, the Guarantors (the “Merger Agreement”), pursuant to which, among other things, the Company will be merged with and into Acquisition Sub, with the Company continuing as the surviving corporation and a subsidiary of Parent (the “Merger”); and

WHEREAS, in connection with the approval by the board of directors of the Company (the “Company Board”) of the Merger Agreement and the transactions contemplated thereby, prior to the date of this Agreement, the Company Board approved the creation of a new class of Series I preferred stock of the Company, with the designation, rights and preferences as set forth on the Certificate of Designation attached hereto as Exhibit B (the “Certificate of Designation” and such Series I preferred stock, the “Series I Preferred Stock”);

WHEREAS, in connection with the transactions contemplated by the Merger Agreement, and prior to the consummation of the Merger, (i) the Stockholders desire to contribute to the Company the Contributed Shares in exchange for 19,387,625 shares of Series I Preferred Stock, in the aggregate, issued by the Company to the Stockholders and (ii) the Company desires to accept the Contributed Shares from the Stockholders and to issue such Series I Preferred Stock to the Stockholders on the terms and conditions herein; and

WHEREAS, the Stockholders and the Company intend that the Exchange will qualify as a tax-free “reorganization” within the meaning of Section 368(a) of the Internal Revenue Code of 1986, as amended (the “Code”), and hereby adopt this Agreement as a “plan of reorganization” within the meaning of Sections 354 and 368 of the Code.

NOW, THEREFORE, in consideration of the mutual agreements and covenants herein contained, the receipt and sufficiency of which are hereby acknowledged, and intending to be legally bound hereby, the parties hereto hereby agree as follows:

1.             Contribution and Exchange. Upon the terms and subject to the conditions set forth in this Agreement, at the Exchange Time (as defined below):

(a)        the Stockholders shall contribute, assign, transfer and deliver to the Company the Contributed Shares, and shall execute all other documents and instruments reasonably necessary for the transfer of the Contributed Shares to the Company (the “Contribution”); and

(b)        as consideration for the Contribution, the Company shall issue (the “Issuance” and, together with the Contribution, the “Exchange”) to each Stockholder the number of shares of Series I Preferred Stock as set forth on Exhibit A hereto opposite such Stockholder’s name (the “Exchange Shares”) by delivery of a certificate issued in the name of such Stockholder and evidencing such Exchange Shares.

2.             Exchange Time. The consummation of the Exchange contemplated hereby (the “Exchange Time”) shall take place at the Exchange Closing on the Exchange Closing Date.

3.             Conditions to the Exchange.

(a)        The obligations of the Company to consummate the Exchange contemplated hereby shall be subject to the satisfaction or waiver (where permissible under applicable Law) of the following conditions:

(i)        The representations and warranties of each Stockholder contained in Section 5 shall be true and correct in all material respects as of the Exchange Closing Date with the same force and effect as though made on and as of such date.

(ii)       Each covenant or agreement that each Stockholder is required to comply with or to perform at or prior to the Exchange Time shall have been complied with and performed in all material respects.

(iii)      The Company shall have received a certificate executed by an authorized officer of each of the Stockholders confirming that the conditions set forth in clauses “(i)” and “(ii)” of this Section 3(a) have been duly satisfied.

(b)        The obligations of the Stockholders to consummate the Exchange contemplated hereby shall be subject to the satisfaction or waiver (where permissible under applicable Law) of the following conditions:

(i)        The representations and warranties of the Company contained in Section 4 hereof shall be true and correct in all material respects as of the Exchange Closing Date with the same force and effect as though made on and as of such date.

(ii)       Each covenant or agreement the Company is required to comply with or to perform at or prior to the Exchange Time shall have been complied with and performed in all material respects.

(iii)      The Stockholders shall have received a certificate executed by an executive officer of the Company confirming that the conditions set forth in clauses “(i)” and “(ii)” of this Section 3(b) have been duly satisfied.

4.             Representations and Warranties of the Company. The Company hereby represents and warrants as of the date hereof to the Stockholders as follows:

(a)        Organization; Good Standing. The Company is a corporation duly organized, validly existing and in good standing under the Laws of the State of Delaware, and has the requisite corporate power and authority to conduct its business as it is presently being conducted and to own, lease or operate its properties and assets. The Company is duly qualified to do business and is in good standing in each jurisdiction where the character of its properties owned or leased or the nature of its activities make such qualification necessary, except where the failure to be so qualified or in good standing would not have a Company Material Adverse Effect. The Company is not in violation of its certificate of incorporation or bylaws.

(b)        Authorization. The Company has all requisite corporate power and authority necessary to enable it to execute and deliver, and to perform its obligations under, this Agreement, accept the Contributed Shares, issue the Exchange Shares and otherwise perform its obligations hereunder; and the execution, delivery and performance by the Company of this Agreement have been duly authorized by all requisite action on the part of the Company. This Agreement has been duly executed and delivered by the Company and, assuming the due execution of this Agreement by each of the Stockholders, constitutes a legal, valid and binding obligation of the Company, enforceable against the Company in accordance with its terms, except as may be subject to the Enforceability Limitations.

(c)        Non-Contravention. The execution and delivery by the Company of the this Agreement, the performance by the Company of its covenants and obligations hereunder and the consummation by the Company of the transactions contemplated hereby do not and will not (i) violate or conflict with any provision of the certificate of incorporation or bylaws or similar organizational documents of the Company or any of its Subsidiaries, (ii) violate, conflict with, require a payment under, or result in the breach of or constitute a default (or an event which with notice or lapse of time or both would become a default) under, or result in the termination or amendment of, or accelerate the performance required by, or result in a right of termination or acceleration or loss of a benefit under, any Contract to which the Company or any of its Subsidiaries is a party or by which their assets are bound or (iii) result in the creation of any Lien (other than Permitted Liens) upon any of the real property or other assets of the Company or any of its Subsidiaries, except with respect to clauses “(ii)” and “(iii)” above, for such violations, conflicts, defaults, terminations, amendments, accelerations or Liens that would not have a Company Material Adverse Effect.

(d)        Consents. No consent, approval, authorization or order of, or filing, registration or qualification with, any court or governmental authority or other Person is required in connection with the execution, delivery or performance of this Agreement by the Company.

(e)        Issuance of the Exchange Shares. The Exchange Shares have been validly approved and established by the Company Board and no further authorization is required in order for the Company to consummate the transactions contemplated hereby, including the Issuance and the Exchange. The Exchange Shares are duly authorized for issuance, upon delivery of the Exchange Shares as contemplated hereunder, will be validly issued, fully paid and non-assessable, free of restrictions on transfer other than those restrictions under this Agreement, and will not be issued in violation of any purchase or call option, right of first refusal, subscription right, preemptive right or any similar rights.

5.             Representations and Warranties of the Stockholders. Each Stockholder hereby represents and warrants, severally and not jointly, as of the date hereof to the Company as follows:

(a)        Investment Representation. Each Stockholder is an “accredited investor” under Regulation D of the Securities Act of 1933 and the rules promulgated thereunder (the “Securities Act”). Each Stockholder is aware that the Exchange Shares have not been registered under the Securities Act, or qualified under any state securities Laws. The Exchange Shares issuable to each Stockholder pursuant to this Agreement are being acquired for investment purposes only and not for sale or with a view to distribution of all or any part thereof in violation of the securities Laws.

(b)        Restricted Securities. Each Stockholder is aware that there are limitations and restrictions on the circumstances under which each Stockholder may offer to sell, transfer or otherwise dispose of the Exchange Shares imposed by operation of applicable securities Laws. Each Stockholder acknowledges that as a result of such limitations and restrictions, it might not be possible to liquidate an investment in the Exchange Shares readily and that it may be necessary to hold such investment for an indefinite period.

(c)        Authorization. Each Stockholder has all requisite power and authority necessary to enable it to execute and deliver, and to perform its obligations under, this Agreement, contribute the Contributed Shares, accept the Exchange Shares and otherwise perform its obligations hereunder; and the execution, delivery and performance by each Stockholder of this Agreement have been duly authorized by all requisite action on the part of each Stockholder. This Agreement has been duly executed and delivered by each Stockholder and, assuming the due execution of this Agreement by the Company, constitutes a legal, valid and binding obligation of each Stockholder, enforceable against each Stockholder in accordance with its terms, except as may be subject to the Enforceability Limitations.

(d)        Non-Contravention. The execution and delivery by each of the Stockholders of this Agreement, the performance by each of the Stockholders of its covenants and obligations hereunder and the consummation by each of the Stockholders of the transactions contemplated hereby do not and will not (i) violate or conflict with any provision of the certificate of formation or limited liability company agreement or similar organizational documents of each of the Stockholders, (ii) violate, conflict with, require a payment under, or result in the breach of or constitute a default (or an event which with notice or lapse of time or both would become a default) under, or result in the termination or amendment of, or accelerate the performance required by, or result in a right of termination or acceleration or loss of a benefit under, any Contract to which each Stockholder or any of its respective Subsidiaries is a party or by which their assets are bound or (iii) result in the creation of any Lien (other than Permitted Liens) upon any of the real property or other assets of each of the Stockholders or any of its respective Subsidiaries, except with respect to clauses “(ii)” and “(iii)” above, for such violations, conflicts, defaults, terminations, amendments, accelerations, losses or Liens that would not, individually or in the aggregate, prevent or materially delay the ability of any such Stockholder to perform fully its obligations hereunder.

(e)        Contributed Shares. Subject to any Contributed Shares transferred pursuant to Section 6(b), the Contributed Shares set forth opposite each Stockholder’s name on Exhibit A hereto are owned beneficially by such Stockholder, free and clear of any Liens (including any restrictions on the right or power to vote, consent with respect to, or otherwise dispose of the Contributed Shares, other than pursuant to this Agreement and the Voting Agreement and the power, authority and discretion of the Stockholders of such Contributed Shares), except for any Liens that would not reasonably be expected, either individually or in the aggregate, to prevent or materially delay the ability of any such Stockholder to perform fully its obligations hereunder.

6.             Restrictions on Transfer.

(a)        Other than as contemplated by this Agreement and the Transactions, each Stockholder agrees that such Stockholder shall not, during the period from and including the date of this Agreement through and including the earlier to occur of (i) the consummation of the Transactions and (ii) the termination of the Merger Agreement in accordance with its terms, Transfer, or cause or permit the Transfer of, any or all of such Stockholder’s Contributed Shares, or any voting rights with respect thereto.

(b)        The restrictions set forth in Section (6)(a) shall not apply to any Transfer of Contributed Shares that is approved in writing by the Company.

(c)        Each Stockholder agrees with, and covenants to, the Company that such Stockholder shall not request that the Company register the Transfer (book-entry or otherwise) of any certificate or uncertificated interest representing any or all of such Stockholder’s Contributed Shares, unless such Transfer is made in compliance with this Agreement.

(d)        For purposes of this Agreement, to “Transfer” any securities of the Company shall mean (i) to sell, assign, transfer, pledge, encumber, distribute, gift or otherwise dispose of (including by merger or otherwise by operation of law) such securities, (ii) to tender such securities in any tender or exchange offer or (iii) enter into any contract, option, agreement or other arrangement or understanding with respect to any of the actions contemplated by the preceding clause (i) or (ii). The term “sell,” “sale” or any derivatives thereof shall include (x) any sale, transfer or disposition of record or beneficial ownership, or both, and (y) any short sale with respect to Contributed Shares, entering into or acquiring an offsetting derivative contract with respect to Contributed Shares, entering into or acquiring a futures or forward contract to deliver Contributed Shares, any transfer of economic interests in the Contributed Shares, or entering into any transaction that has the same effect as any of the foregoing.

7.             Tax Treatment. The parties hereto intend that the Exchange will qualify as a tax-free “reorganization” within the meaning of Section 368(a) of the Code for U.S. federal, and applicable state and local, income tax purposes. The parties hereto shall not take any action that is inconsistent with the tax treatment set forth in this Section 7, and shall prepare and file all tax returns in a manner consistent with such treatment.

8.             Further Acts. Each party agrees that at any time, and from time to time, before and after the consummation of the transactions contemplated by this Agreement, it will do all such things and execute and deliver all other assurances, as any other party or its counsel reasonably deems necessary or desirable in order to carry out the terms and conditions of this Agreement and the transactions contemplated hereby or to facilitate the enjoyment of any of the rights created hereby or to be created hereunder.

9.             Entire Agreement. This Agreement and the documents and instruments and other agreements among the parties hereto as contemplated by or referred to herein constitute the entire agreement among the parties with respect to the subject matter hereof and supersede all prior agreements and understandings, both written and oral, among the parties with respect to the subject matter hereof.

10.           Severability. In the event that any provision of this Agreement, or the application thereof, becomes or is declared by a court of competent jurisdiction to be illegal, void or unenforceable, the remainder of this Agreement will continue in full force and effect and the application of such provision to other persons or circumstances will be interpreted so as reasonably to effect the intent of the parties hereto. The parties further agree to replace such void or unenforceable provision of this Agreement with a valid and enforceable provision that will achieve, to the extent possible, the economic, business and other purposes of such void or unenforceable provision.

11.           Termination. At any time prior to the Exchange Time, this Agreement may be terminated by mutual written agreement of the Company and each Stockholder or shall be terminated with immediate effect with no further action required by any party if the Merger Agreement is terminated in accordance with its terms. In the event this Agreement is validly terminated pursuant to this Section 11, this Agreement shall be of no further force or effect without liability of any party or parties hereto, as applicable (or any director, officer, employee, Affiliate, agent or other representative of such party or parties) to the other party or parties hereto, as applicable, other than as otherwise provided in Section 8.02 of the Merger Agreement.

12.           Survival of Representations, Warranties and Covenants. The representations, warranties and covenants of the Company and each Stockholder contained in this Agreement shall terminate at the Exchange Time, and only the covenants that by their terms survive the Exchange Time shall so survive the Exchange Time in accordance with their respective terms.

13.           Notices. All notices and other communications hereunder shall be in writing and shall be deemed to have been duly delivered and received hereunder (i) two (2) Business Days after being sent by registered or certified mail, return receipt requested, postage prepaid, (ii) one (1) Business Day after being sent for next Business Day delivery, fees prepaid, via a reputable nationwide overnight courier service, or (iii) immediately upon delivery by hand or by facsimile (with a written or electronic confirmation of delivery), in each case to the intended recipient as set forth below:

(a)	if to the Company, to:

Rouse Properties, Inc.

1114 Avenue of the Americas

Suite 2800

New York, NY 10036

Attention:	Susan Elman, Executive Vice President & General Counsel

with a copy (which shall not constitute notice) to:

Sidley Austin LLP

787 Seventh Avenue

New York, NY 10019

Attention:	Scott M. Freeman
Facsimile:	212-839-5599

(b)	if to any Stockholder, to:

Brookfield Property Group

Brookfield Place

250 Vesey Street, 14th Floor

New York, NY 10281

Attention:	Brian Kingston, Senior Managing Partner
Murray Goldfarb, Managing Partner
Email:	brian.kingston@brookfield.com
murray.goldfarb@brookfield.com

with a copy (which shall not constitute notice) to:

Weil, Gotshal & Manges LLP

767 Fifth Avenue

New York, NY 10153

Attention:	Michael J. Aiello
Matthew J. Gilroy

Facsimile:	212-310-8007

14.           Assignment. No party may assign either this Agreement or any of its rights, interests, or obligations hereunder without the prior written approval of the other parties. Subject to the preceding sentence, this Agreement shall be binding upon and shall inure to the benefit of the parties hereto and their respective successors and permitted assigns. Any purported assignment not permitted under this Section shall be null and void.

15.           Third Party Beneficiaries. This Agreement is not intended to, and shall not, confer upon any other Person any rights or remedies hereunder.

16.           Incorporation by Reference. The parties agree that Sections 9.08, 9.09, 9.10, 9.12 and 9.13 of the Merger Agreement are incorporated herein by reference and shall apply to this Agreement mutatis mutandis.

17.           Interpretive Matters.

(a)         Unless otherwise expressly provided, for purposes of this Agreement, the following rules of interpretation shall apply:

Dollars. Any reference in this Agreement to $ shall mean U.S. dollars.

Gender and Number. Any reference in this Agreement to gender shall include all genders, and words imparting the singular number only shall include the plural and vice versa.

Headings. The division of this Agreement into Articles, Sections, Exhibits and other subdivisions and the insertion of headings are for convenience of reference only and shall not affect or be utilized in construing or interpreting this Agreement. All references in this Agreement to any “Section”, “Article” or “Exhibit” are to the corresponding Section or Article of this Agreement unless otherwise specified.

Including. The word “including” or any variation thereof means (unless the context of its usage otherwise requires) “including, without limitation” and shall not be construed to limit any general statement that it follows to the specific or similar items or matters immediately following it.

(b)         The parties hereto agree that they have been represented by counsel during the negotiation and execution of this Agreement and, therefore, waive the application of any Law, holding or rule of construction providing that ambiguities in an agreement or other document will be construed against the party drafting such agreement or document.

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IN WITNESS WHEREOF, the parties hereto have executed this Series I Preferred Stock Exchange Agreement, in counterparts, as of the date first above written.

THE COMPANY:

ROUSE PROPERTIES, INC.

By:	/s/ Andrew Silberfein
Name:	Andrew Silberfein
Title:	President and Chief Executive Officer

[Series I Preferred Stock Exchange Agreement]

STOCKHOLDERS:

BROOKFIELD RETAIL HOLDINGS VII LLC

By:	Brookfield Asset Management Private Institutional Capital Adviser US, LLC, its managing member

By:	/s/ Murray Goldfarb
Name:	Murray Goldfarb
Title:	Managing Partner

NEW BROOKFIELD RETAIL HOLDINGS R2 LLC

By:	/s/ Jane Sheere
Name:	Jane Sheere
Title:	Secretary

BROOKFIELD BPY RETAIL HOLDINGS II LLC

By:	/s/ Jane Sheere
Name:	Jane Sheere
Title:	Secretary

BROOKFIELD RETAIL HOLDINGS III SUB II LLC

By:	Brookfield Asset Management Private Institutional Capital Adviser US, LLC, its managing member

By:	/s/ Murray Goldfarb
Name:	Murray Goldfarb
Title:	Managing Partner

[Series I Preferred Stock Exchange Agreement]

BROOKFIELD RETAIL HOLDINGS II SUB II LLC

By:	Brookfield Asset Management Private Institutional Capital Adviser US, LLC, its managing member

By:	/s/ Murray Goldfarb
Name:	Murray Goldfarb
Title:	Managing Partner

BROOKFIELD RETAIL HOLDINGS IV-A SUB II LLC

By:	Brookfield Asset Management Private Institutional Capital Adviser US, LLC, its managing member

By:	/s/ Murray Goldfarb
Name:	Murray Goldfarb
Title:	Managing Partner

BROOKFIELD RETAIL HOLDINGS IV-B SUB II LLC

By:	Brookfield Asset Management Private Institutional Capital Adviser US, LLC, its managing member

By:	/s/ Murray Goldfarb
Name:	Murray Goldfarb
Title:	Managing Partner

BROOKFIELD RETAIL HOLDINGS IV-C SUB II LLC

By:	Brookfield Asset Management Private Institutional Capital Adviser US, LLC, its managing member

By:	/s/ Murray Goldfarb
Name:	Murray Goldfarb
Title:	Managing Partner

[Series I Preferred Stock Exchange Agreement]

BROOKFIELD RETAIL HOLDINGS IV-D SUB II LLC

By:	Brookfield Asset Management Private Institutional Capital Adviser US, LLC, its managing member

By:	/s/ Murray Goldfarb
Name:	Murray Goldfarb
Title:	Managing Partner

[Series I Preferred Stock Exchange Agreement]

EXHIBIT A

Stockholders

Stockholder	Contributed Shares	Exchange Shares
Brookfield Retail Holdings VII LLC	2,946,661	2,946,661
New Brookfield Retail Holdings R2 LLC	14,995,702	14,995,702
Brookfield BPY Retail Holdings II LLC	1,165,535	1,165,535
Brookfield Retail Holdings III Sub II LLC	11,539	11,539
Brookfield Retail Holdings II Sub II LLC	10,060	10,060
Brookfield Retail Holdings IV-A Sub II LLC	151,726	151,726
Brookfield Retail Holdings IV-B Sub II LLC	2,653	2,653
Brookfield Retail Holdings IV-C Sub II LLC	51,774	51,774
Brookfield Retail Holdings IV-D Sub II LLC	51,975	51,975

EXHIBIT B

Certificate of Designation

(see attached)

CERTIFICATE OF DESIGNATION

OF

PREFERENCES

OF

SERIES I PREFERRED STOCK

OF

ROUSE PROPERTIES, INC.

(Pursuant to Section 151 of the General

Corporation Law of the State of Delaware)

The undersigned officer of Rouse Properties, Inc., a Delaware corporation (hereinafter called the “Company”), does hereby certify:

WHEREAS, the Amended and Restated Certificate of Incorporation of the Company (the “Charter”) provides that the Company is authorized to issue fifty million (50,000,000) shares of Preferred Stock, par value $0.01;

WHEREAS, the Board of Directors is expressly authorized to fix, state and express the powers, rights, preferences, qualifications, limitations and restrictions thereof, including, without limitation: the rate of dividends upon which and the times at which dividends on shares of such series of Preferred Stock shall be payable and the preference, if any, which such dividends shall have relative to dividends on shares of any other class or classes or any other series of stock of the Company; whether such dividends shall be cumulative or noncumulative, and if cumulative, the date or dates from which the dividends on shares of such series shall be cumulative; the voting rights, if any, to be provided for shares of such series; the rights, if any, which the holders of shares of such series shall have in the event of any voluntary or involuntary liquidation, dissolution or winding up of the affairs of the Company; the rights, if any, which the holders of shares of such series shall have to convert such shares into or exchange such shares for share of stock of the Company, and the terms and conditions, including the price and rate of exchange of such conversion or exchange, and the redemption rights (including sinking fund provisions), if any, for shares of such series; and such other powers, rights, preferences, qualifications, limitations and restrictions as the Board of Directors may desire to so fix; and

WHEREAS, pursuant to the authority granted to and vested in the Board of Directors, by the Charter, the Bylaws of the Company and applicable law, the Board of Directors, on February 24, 2016, unanimously (excluding the Affiliated Directors (as defined in the Merger Agreement)) adopted the following resolution designating twenty million (20,000,000) shares of Preferred Stock, par value $0.01, as the Series I Cumulative Non-Convertible Preferred Stock and such resolution remains in full force and effect without amendment:

RESOLVED, that pursuant to the authority granted to and vested in the Board of Directors, by the Charter, the Bylaws of the Company and applicable law, a series of preferred stock, par value $0.01 per share, of the Company be, and hereby is, created and designated as the “Series I Preferred Stock” (the “Series I Preferred Stock”) and the Board of Directors hereby fixes and determines the number of shares, the designations, voting power and the preferences and relative, participations, optional or special rights, and the qualifications, limitations and restrictions thereof, of the share of such series as set forth below:

Section 1.         Designation and Number. A series of preferred stock, designated the Series I Preferred Stock, is hereby established. The number of shares of Series I Preferred Stock hereby authorized shall be twenty million (20,000,000).

Section 2.         Ranking. The Series I Preferred Stock shall, with respect to dividend rights and rights upon voluntary or involuntary liquidation, dissolution or winding up of the Company, rank:

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(a)       senior to all classes or series of the Company’s common stock, $0.01 par value per share (the “Common Stock”), and all classes or series of capital stock of the Company now or hereafter authorized, issued or outstanding expressly designated as ranking junior to the Series I Preferred Stock as to dividend rights and rights upon voluntary or involuntary liquidation, dissolution or winding up of the Company;

(b)       on parity with any class or series of capital stock of the Company expressly designated as ranking on parity with the Series I Preferred Stock as to dividend rights and rights upon voluntary or involuntary liquidation, dissolution or winding up of the Company; and

(c)       junior to any class or series of capital stock of the Company expressly designated as ranking senior to the Series I Preferred Stock as to dividend rights and rights upon voluntary or involuntary liquidation, dissolution or winding up of the Company. The term “capital stock” does not include convertible or exchangeable debt securities, which will rank senior to the Series I Preferred Stock prior to conversion or exchange. The Series I Preferred Stock will also rank junior in right of payment to the Company’s other existing and future debt obligations.

Section 3.         Dividends and Distributions.

(a)       Subject to the preferential rights of the holders of any class or series of capital stock of the Company ranking senior to the Series I Preferred Stock as to dividends, the holders of shares of the Series I Preferred Stock shall be entitled to receive, when, as and if declared by the Board of Directors (or a duly authorized committee thereof), out of funds legally available for the payment of dividends, cumulative preferential cash dividends at the rate of 6%per annum of the $18.25 liquidation preference per share of the Series I Preferred Stock (equivalent to a fixed annual amount of $1.095 per share of the Series I Preferred Stock). Such dividends shall accrue on each share of Series I Preferred Stock and be cumulative from, and including, (i) with respect to the first dividend payment, the first date on which any share of Series I Preferred Stock is issued (the “Original Issue Date”) and (ii) with respect to all subsequent dividend payments, the day immediately following the date of the last daily distribution accrual that has been paid in full in accordance with Section 3(e), and shall be payable semi-annually in arrears on each Dividend Payment Date (as defined below), commencing on January 15, 2017; provided, however, that if any Dividend Payment Date falls on a date other than a Business Day, then the dividend which would otherwise have been payable on such Dividend Payment Date shall be paid on the first Business Day immediately following such Dividend Payment Date. The amount of any dividend payable on the Series I Preferred Stock for any Dividend Period (as defined below) shall be computed on the basis of a 360-day year consisting of twelve 30-day months. Dividends will be payable to holders of record as they appear in the stockholder records of the Company at the close of business on the applicable Dividend Record Date (as defined below). Notwithstanding any provision to the contrary contained herein, each outstanding share of Series I Preferred Stock shall be entitled to receive a dividend with respect to any Dividend Record Date equal to the dividend paid with respect to each other share of Series I Preferred Stock that is outstanding on such date. “Dividend Record Date” shall mean the date designated by the Board as the record date for the payment of dividends that is not more than 35 or fewer than 10 days prior to the applicable Dividend Payment Date. “Dividend Payment Date” shall mean the fifteenth day of each January and July, commencing on January 15, 2017. “Dividend Period” shall mean the period commencing on, but excluding, a Dividend Payment Date to and including, the next Dividend Payment Date (other than the initial Dividend Period, which shall commence on and include the Original Issue Date and end on, and include, January 15, 2017). The term “Business Day” shall mean any day, other than a Saturday or Sunday, that is neither a legal holiday nor a day on which banking institutions in New York City are authorized or required by law, regulation or executive order to close.

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(b)       Notwithstanding anything contained herein to the contrary, dividends on the Series I Preferred Stock shall accrue whether or not the Company has earnings, whether or not there are funds legally available for the payment of such dividends, and whether or not such dividends are declared. Accrued but unpaid dividends on the Series I Preferred Stock will accumulate as of the Dividend Payment Date on which they first become payable.

(c)       Except as provided in Section 3(d) below, from and after January 1, 2017 no dividends shall be declared and paid or declared and set apart for payment, and no other distribution of cash or other property may be declared and made, directly or indirectly, on or with respect to, any shares of Common Stock or shares of any other class or series of capital stock of the Company ranking, as to dividends, on parity with or junior to the Series I Preferred Stock (other than a dividend paid in shares of Common Stock or in shares of any other class or series of capital stock ranking junior to the Series I Preferred Stock as to dividends and upon liquidation) for any period, nor shall any shares of Common Stock or any other shares of any other class or series of capital stock of the Company ranking, as to dividends or upon liquidation, on parity with or junior to the Series I Preferred Stock be redeemed, purchased or otherwise acquired for any consideration, nor shall any funds be paid or made available for a sinking fund for the redemption of such shares, and no other distribution of cash or other property may be made, directly or indirectly, on or with respect thereto by the Company (except by conversion into or exchange for other shares of any class or series of capital stock of the Company ranking junior to the Series I Preferred Stock as to dividends and upon liquidation, by redemption, purchase or acquisition of shares of any class or series of capital stock made for the purposes of and in compliance with requirements of an employee incentive, benefit or share purchase plan of the Company or any subsidiary, or by other acquisition of shares made pursuant to the provisions of the Charter and the purchase or acquisition of shares of any other class or series of capital stock of the Company ranking on parity with the Series I Preferred Stock as to payment of dividends and upon liquidation pursuant to a purchase or exchange offer made on the same terms to holders of all outstanding shares of Series I Preferred Stock), unless full cumulative dividends on the Series I Preferred Stock for all past Dividend Periods that have ended shall have been or contemporaneously are (i) declared and paid in cash or (ii) declared and a sum sufficient for the payment thereof in cash is designated for such payment.

(d)       When dividends are not paid in full (and a sum sufficient for such full payment is not so set apart) on the Series I Preferred Stock and the shares of any other class or series of capital stock ranking, as to dividends, on parity with the Series I Preferred Stock, all dividends declared upon the Series I Preferred Stock and each such other class or series of capital stock ranking, as to dividends, on parity with the Series I Preferred Stock shall be declared pro rata so that the amount of dividends declared per share of Series I Preferred Stock and such other class or series of capital stock shall in all cases bear to each other the same ratio that accrued dividends per share on the Series I Preferred Stock and such other class or series of capital stock (which shall not include any accrual in respect of unpaid dividends on such other class or series of capital stock for prior dividend periods if such other class or series of capital stock does not have a cumulative dividend) bear to each other. No interest, or sum of money in lieu of interest, shall be payable in respect of any dividend payment or payments on the Series I Preferred Stock which may be in arrears.

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(e)       Holders of shares of Series I Preferred Stock shall not be entitled to any dividend, whether payable in cash, property or shares of stock, other than as expressly provided herein. Any dividend payment made on the Series I Preferred Stock shall first be credited against the earliest accrued but unpaid dividends due with respect to such shares which remain payable.

Section 4.         Liquidation Preference.

(a)       Upon any voluntary or involuntary liquidation, dissolution or winding up of the Company, before any distribution or payment shall be made to holders of shares of Common Stock or any other class or series of capital stock of the Company ranking, as to rights upon any voluntary or involuntary liquidation, dissolution or winding up of the Company, junior to the Series I Preferred Stock, the holders of shares of Series I Preferred Stock shall be entitled to be paid out of the assets of the Company legally available for distribution to its stockholders, after payment of or provision for the debts and other liabilities of the Company, a liquidation preference of $18.25 per share, plus an amount equal to any accrued and unpaid dividends (whether or not declared) up to, but excluding, the date of payment. In the event that, upon such voluntary or involuntary liquidation, dissolution or winding up, the available assets of the Company are insufficient to pay the full amount of the liquidating distributions on all outstanding shares of Series I Preferred Stock and the corresponding amounts payable on all shares of other classes or series of capital stock of the Company ranking, as to liquidation rights, on parity with the Series I Preferred Stock in the distribution of assets, then the holders of the Series I Preferred Stock and the holders of shares of each such other class or series of shares of capital stock ranking, as to rights upon any voluntary or involuntary liquidation, dissolution or winding up, on parity with the Series I Preferred Stock shall share ratably in any such distribution of assets in proportion to the full liquidating distributions to which they would otherwise be respectively entitled. Written notice of any such voluntary or involuntary liquidation, dissolution or winding up of the Company, stating the payment date or dates when, and the place or places where, the amounts distributable in such circumstances shall be payable, shall be given by first class mail, postage pre-paid, not fewer than 30 days or more than 60 days prior to the payment date stated therein, to each record holder of shares of Series I Preferred Stock at the respective addresses of such holders as the same shall appear on the stock transfer records of the Company. After payment of the full amount of the liquidating distributions to which they are entitled, the holders of Series I Preferred Stock will have no right or claim to any of the remaining assets of the Company. For purposes of liquidation rights, the consolidation or merger of the Company with or into any other Company, trust or entity, or the voluntary sale, lease, transfer or conveyance of all or substantially all of the property or business of the Company, shall not be deemed to constitute a liquidation, dissolution or winding up of the Company.

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Section 5.         No Voting Rights.

(a)       Holders of the Series I Preferred Stock shall not have any voting rights, except as required by applicable law.

Section 6.         Transaction with Brookfield. The Company has entered into an Agreement and Plan of Merger, dated as of February 25, 2016, by and among BSREP II Retail Pooling LLC, BSREP II Retail Holdings Corp., Rouse Properties, Inc. and solely for purposes of Section 9.14 and the other provisions of Article IX of the Merger Agreement, the Guarantors (as defined therein) (the “Merger Agreement”). Pursuant to the terms of the Merger Agreement, at the Effective Time (as defined therein), the shares of Series I Preferred Stock shall be converted into shares of Series I preferred stock of the Surviving Corporation (as defined therein) that have terms substantially similar to those set forth herein and as provided in the Merger Agreement.

Section 7.         Conversion. The shares of Series I Preferred Stock shall not be convertible into or exchangeable for any other property or securities of the Company or any other entity.

Section 8.         Record Holders. The Company and its transfer agent may deem and treat the record holder of any Series I Preferred Stock as the true and lawful owner thereof for all purposes, and neither the Company nor its transfer agent shall be affected by any notice to the contrary.

Section 9.         No Maturity or Sinking Fund. The Series I Preferred Stock has no maturity date, and no sinking fund has been established for the retirement or redemption of Series I Preferred Stock.

Section 10.       Exclusion of Other Rights. The Series I Preferred Stock shall not have any preferences or other rights, voting powers, restrictions, limitations as to dividends or other distributions, qualifications or terms or conditions of redemption other than expressly set forth in the Charter and this Certificate of Designation.

Section 11.       Headings of Subdivisions. The headings of the various subdivisions hereof are for convenience of reference only and shall not affect the interpretation of any of the provisions hereof.

Section 12.       Severability of Provisions. If any preferences or other rights, voting powers, restrictions, limitations as to dividends or other distributions, qualifications or terms or conditions of redemption of the Series I Preferred Stock set forth in the Charter and this Certificate of Designation is invalid, unlawful or incapable of being enforced by reason of any rule of law or public policy, all other preferences or other rights, voting powers, restrictions, limitations as to dividends or other distributions, qualifications or terms or conditions of redemption of Series I Preferred Stock set forth in the Charter which can be given effect without the invalid, unlawful or unenforceable provision thereof shall, nevertheless, remain in full force and effect and no preferences or other rights, voting powers, restrictions, limitations as to dividends or other distributions, qualifications or terms or conditions of redemption of the Series I Preferred Stock herein set forth shall be deemed dependent upon any other provision thereof unless so expressed therein.

Section 13.       No Preemptive Rights. No holder of shares of Series I Preferred Stock of the Company shall be entitled to, as such holder, any preemptive right to purchase or subscribe for or acquire any additional shares of capital stock of the Company or any other security of the Company convertible into or carrying a right to subscribe to or acquire shares of capital stock of the Company.

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IN WITNESS WHEREOF, Rouse Properties, Inc. has caused this Certificate of Designation to become effective.

Date: [●], 2016	ROUSE PROPERTIES, INC.

By:
	Name:	[●]
	Title:	[●]